SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-10662

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XTO ENERGY INC.

810 Houston Street

Fort Worth, Texas 76102

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

XTO Energy Inc. Employees’ 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XTO Energy Inc. Employees’ 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the XTO Energy Inc. Employees’ 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

June 21, 2010

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2009 AND 2008

	December 31
	2009	2008
ASSETS
Dividends receivable	$1,095,994	$973,456
Investments at fair value	510,173,910	352,988,134
Participant loans	6,509,062	5,252,245
Employee contributions receivable	670,197	634,001
Employer contributions receivable	805,697	790,279

Net assets available for benefits before adjustment	519,254,860	360,638,115

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(39,365)	823,306

NET ASSETS AVAILABLE FOR BENEFITS	$519,215,495	$361,461,421

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007
Contributions:
Employee contributions	$26,895,302	$28,716,998	$18,647,821
Employer contributions	25,054,181	19,875,616	13,725,375

Total Contributions	51,949,483	48,592,614	32,373,196

Investment Income (Loss):
Interest, dividends and other income	6,146,742	7,188,570	5,804,059
Net appreciation (depreciation) in fair value of investments	114,333,547	(147,206,987)	96,293,033

Total Investment Income (Loss)	120,480,289	(140,018,417)	102,097,092

Deductions from net assets attributed to:
Terminations and withdrawals	14,613,596	17,995,921	31,362,026
Loan fees and other	62,102	50,600	11,149

Total Deductions	14,675,698	18,046,521	31,373,175

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	157,754,074	(109,472,324)	103,097,113

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	361,461,421	470,933,745	367,836,632

End of year	$519,215,495	$361,461,421	$470,933,745

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General - The XTO Energy Inc. Employees’ 401(k) Plan (“the Plan”) is a defined contribution, single employer pension plan of XTO Energy Inc. and its subsidiaries (“the Company”) and was established on January 1, 1989. A new prototype plan was adopted in September 2003. The Plan is qualified under Section 401(k) of the Internal Revenue Code (“IRC”), as amended, and is subject to the provisions of the Employee Retirement Income Security Act, as amended. The Company is the Plan Administrator and Prudential Trust Company is the recordkeeper and Trustee of the Plan.

On December 13, 2009, XTO Energy entered into a definitive merger agreement with Exxon Mobil Corporation under which XTO Energy would become a wholly owned subsidiary of ExxonMobil. The completion of this merger is subject to certain conditions, including approval of the merger agreement by XTO Energy stockholders. The merger is expected to close in the second quarter of 2010. Assuming the merger is completed, Plan participants will continue to contribute to the Plan post merger.

Participation - All employees age 18 or older are eligible to participate after one hour of service with the Company.

Contributions - Plan participants are allowed to contribute up to 90% of their total compensation in each calendar year. The Company matches 100% of each employee’s contribution up to a maximum of 10% of the employee’s total compensation in each calendar year. In addition, participants with annual total compensation of $50,000 or less are eligible to receive a 4% non-elective employer contribution. Participants with annual total compensation of $50,001 to $75,000 are eligible to receive a 2% non-elective employer contribution. Employee and employer contributions are subject to annual maximum limitations imposed by IRC Section 415. The first 2% of the Company’s contribution must be invested in the XTO Energy Inc. Common Stock Fund. Any participant who is fully vested or is age 50 or older can reallocate the 2% Company matching contribution made to the XTO Energy Inc. Common Stock Fund into any of the Plan’s investment options. As allowed by law, participants over age 49 can make catch-up contributions, which are not matched by the Company.

Participant Accounts - Each participant has 1) an employee account which is credited with employee contributions and earnings thereon and 2) an employer account which is credited with employer contributions, allocation of any forfeitures, and earnings thereon. Each participant’s employee and employer accounts are directly credited daily with investment income earned on the account.

Vesting - Employee account balances are fully vested at all times. Employer account balances vest upon completion of three years of service. A year of service is credited to participants who have at least 1,000 hours of service during a plan year, which is a calendar year. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer account balances, and the employee and employer account balances will be distributed to participants. The Company may from time to time amend the Plan to allow immediate vesting of employer contributions to employees hired in connection with the acquisition of assets or stock of another entity.

Terminations and Withdrawals - Upon termination of employment, distributions are made generally in the form of a lump-sum payment to the participant (or beneficiary in the event of death) or rolled into a qualified plan or individual retirement account as elected by the participant. Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Such withdrawals are subject to federal taxation and an early withdrawal penalty.

Loans - Participant loans are carried at amortized cost, which represents the unpaid principal balance plus accrued interest. Participants may apply for loans from their vested balances in the Plan, excluding the non-elective employer contributions. Loan applications are subject to approval by the 401(k) Plan Committee on a nondiscriminatory basis. Loan amounts are limited to 50% of the participant’s vested balance, up to a maximum of $50,000, with a minimum of $1,000. Loans generally have terms from one to five years, and up to 10 years for the purchase of a primary residence, and bear interest at rates determined by the Committee. These rates currently are 1% above the prime rate at the beginning of the quarter in which the loan originates. Upon payment, interest is credited to the participant’s account. Interest rates on outstanding loans at December 31, 2009 and 2008 range from 4.25% to 9.5%. Participant loan maturity dates range from June 2010 to June 2020.

Forfeitures - Upon termination of employment, nonvested employer account balances become eligible for reallocation to the remaining participant accounts. After the earlier of distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, forfeitures are allocated to remaining participants’ employer account balances as of December 31 of each year. This allocation is based on proportionate employer contributions during the year and is subject to an annual maximum limitation imposed by IRC Section 415. Allocated forfeitures do not reduce the Company’s matching contribution. There were no unallocated forfeitures in 2009, 2008 or 2007. Forfeitures totaled $1,295,792 in 2009, $979,705 in 2008 and $1,240,820 in 2007.

Investment Funds - Participants have the option to invest contributions and account balances in the following funds:

•

Jennison Dryden MoneyMart Assets Fund - Managed by Prudential Financial, this fund invests in money market instruments maturing in thirteen months or less, including U.S. Government and agency obligations, commercial paper and asset-backed securities. The seven-day current yield was 0.05% at December 31, 2009 and 1.2% at December 31, 2008.

•

Stable Value Fund - Managed by Wells Fargo Bank, this fund invests in obligations issued by highly rated financial institutions, corporations and the U.S. Government, including guaranteed investment contracts (“GICs”), bank investment contracts, GIC alternatives, corporate bonds, U.S. Treasury securities, mortgage related securities and asset-backed securities. Fund earnings are credited daily. The average yield based on actual earnings of the Stable value Fund was 3.40% for 2009 and 5.29% for 2008. The average yield based on interest credited to participants for the Stable Value Fund was 3.32% for 2009 and 4.10% for 2008.

•

American Funds American Balanced Fund - Managed by Capital Research and Management, this fund invests in a diversified portfolio of equity and debt securities and cash instruments, generally with at least 50% of its portfolio in stock and at least 25% in debt securities.

•

Jennison 20/20 Focus Fund - Managed by Prudential Financial, this fund generally invests at least 80% of its portfolio in up to 40 equity securities of companies with strong capital appreciation potential. It may invest in common stocks, nonconvertible preferred stocks and convertible securities and it may invest up to 35% of total assets in foreign securities.

•

American Funds EuroPacific Growth Fund - Managed by Capital Research and Management, this fund generally invests at least 80% of its portfolio in equity securities of companies in Europe and the Pacific Basin, and may also hold cash, money market instruments and fixed-income securities.

•

Lifetime Growth Fund - Managed by The Boston Company Asset Management, LLC, this fund invests in a diversified portfolio of domestic equities, foreign equities and debt securities, generally with approximately 70% of its portfolio in stock and 30% in debt securities.

•	Dryden S&P 500 (R) Index Fund - Managed by Quantitative Management Associates, this fund is constructed to reflect the composition of the S&P 500 Index.

•

XTO Energy Inc. Common Stock Fund-Invests in common stock of the Company traded on the New York Stock Exchange and cash equivalents. The XTO Energy Inc. Common Stock Fund is managed by Prudential Financial, with UBS serving as advisor. As a result of the merger with ExxonMobil discussed above, each outstanding share of XTO Energy Inc. common stock will be converted into 0.7098 shares of ExxonMobil common stock at the date of the merger.

•

Cross Timbers Royalty Trust Units Fund—Invests in Cross Timbers Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Cross Timbers Royalty Trust Units Fund is managed by Prudential Financial, with UBS serving as advisor.

•

Hugoton Royalty Trust Units Fund—Invests in Hugoton Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Hugoton Royalty Trust Units Fund is managed by Prudential Financial, with UBS serving as advisor.

Any uninvested cash balances in each of the above funds are invested in money market funds. The seven-day current yield was 0.05% at December 31, 2009 and 1.2% at December 31, 2008.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

In preparing the accompanying financial statements, the Company has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosure of contingencies. Actual results could differ from these estimates and assumptions. The following are the Plan’s significant accounting policies:

•

All investments except the Stable Value Fund and the pooled separate accounts are stated at fair value as determined by quoted market prices at December 31. The Stable Value Fund is presented at fair value based on the net asset value of the fund determined by the fair value of the underlying assets. The Stable Value Fund investment in fully-benefit responsive investment contracts is also stated at contract value. The fair values of participation units of pooled separate accounts owned by the Plan are based on redemption values on the last day of the plan year.

•	Purchases and sales of investments are recorded as of the trade date. Dividends are recorded on the ex- dividend date.

•

Appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses are determined based on the weighted average cost of investments sold.

•

Brokerage commissions on purchases and sales of investments are paid by the Plan and are recorded in the cost of investment or sale. All Plan administrative expenses, including recordkeeper compensation, are paid by the Company and are not reimbursed by the Plan. Plan administration expenses totaled $252,710 in 2009, $245,160 in 2008 and $232,936 in 2007.

•

Terminations and withdrawals are recorded upon payment to the participant. Benefits payable are not reflected in the statements of net assets available for benefits. There were no benefits payable at December 31, 2009 or 2008.

Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, use of unobservable prices or inputs are used to estimate the current fair value.

Assets and liabilities recorded at fair value in the statement of net assets available for benefits are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The fair value of our plan investments are measured using Level I inputs, with the exception of the Stable Value Fund and the pooled separate accounts. The Stable Value Fund and the pooled separate accounts are measured using prices quoted by a broker or other market-corroborated prices.

The estimated fair values of the Plan’s investments at December 31, 2009 and 2008 are summarized below.

	Fair Value Measurements at Reporting Date
	December 31, 2009		December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)

Plan investments	$486,253,828	$23,920,082	$336,055,407	$16,932,727

3. INVESTMENTS

The Plan provides for investments in various securities which, in general, are exposed to risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that the values of these securities will fluctuate in the near term by amounts that are material in relation to net assets available for benefits.

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2009	2008
XTO Energy Inc. Common Stock Fund (a)	$369,693,497	$259,948,960
Jennison 20/20 Focus Fund	$36,141,650	$21,425,152
American Funds American Balanced Fund	$26,702,045	$19,823,155

(a)	For information regarding nonparticipant-directed investments, see Note 4.

The Plan’s investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2009	2008	2007
XTO Energy common stock	$88,745,830	$(112,889,427)	$92,319,427
Royalty trust units of beneficial interest	2,732,504	(5,903,805)	(2,958,807)
Mutual funds	21,719,364	(28,714,997)	6,186,366
Collective trust funds	473,367	617,573	772,121
Pooled separate accounts	662,482	(316,331)	(26,074)

Total net appreciation (depreciation) in fair value of investments	$114,333,547	$(147,206,987)	$96,293,033

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The following are nonparticipant-directed assets included in the statements of net assets available for benefits at December 31, 2009 and 2008. Nonparticipant-directed assets result from the first 2% of the Company’s matching contribution which is invested in the XTO Energy Inc. Common Stock Fund (Note 1).

	December 31
	2009	2008
Investments in XTO Energy common stock	$41,049,520	$27,444,463
Dividends receivable	104,461	88,480

Total assets	$41,153,981	$27,532,943

The following summarizes the changes in net assets available for benefits during the years ended December 31, 2009, 2008 and 2007 related to nonparticipant-directed investments.

	Year Ended December 31
	2009	2008	2007
Net assets available for benefits at beginning of year	$27,532,943	$35,994,721	$25,466,842
Employer contributions	5,151,702	4,182,293	2,989,717
Interest, dividends and other income	414,028	367,903	309,890
Net appreciation (depreciation) in fair value of investments	9,360,492	(11,551,142)	9,114,800
Terminations and withdrawals	(1,305,184)	(1,460,832)	(1,886,528)

Net assets available for benefits at end of year	$41,153,981	$27,532,943	$35,994,721

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Trust Company, a subsidiary of Prudential Financial, is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Prudential Financial by the Company on behalf of the Plan for investment management services were $217,710 in 2009, $215,160 in 2008 and $204,920 in 2007.

Plan investments include common stock in the Company and units of beneficial interest in Cross Timbers Royalty Trust and Hugoton Royalty Trust. The Company is the Plan Administrator of the Plan. Cross Timbers Royalty Trust and Hugoton Royalty Trust are related entities of the Company. As a result, transactions in these investments qualify as party-in-interest transactions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$519,215,495	$361,461,421
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	39,365	(823,306)

Net assets available for benefits per the Form 5500	$519,254,860	$360,638,115

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Total investment income (loss) per the financial statements	$120,480,289	$(140,018,417)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	39,365	(823,306)

Total investment income per the Form 5500	$120,519,654	$(140,841,723)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2009

Employer ID# 75-2347769

Plan #001

(a)	(b) and (c) Identity of issuer, borrower, lessor or similar party, including description of investment	(d) Cost	(e) Current value

*	PRUDENTIAL INSURANCE COMPANY OF AMERICA
	Pooled Separate Accounts:

	Lifetime Growth Fund	$1,633,452	$1,781,541

	Dryden S&P 500 Index Fund	2,120,264	2,416,520

*	PRUDENTIAL FINANCIAL
	Mutual Funds:

	Jennison Dryden MoneyMart Assets Fund	14,970,894	14,970,892

	Jennison 20/20 Focus Fund	31,634,719	36,141,650

	CAPITAL RESEARCH AND MANAGEMENT
	Mutual Funds:

	American Funds American Balanced Fund	27,174,579	26,702,045

	American Funds EuroPacific Growth Fund	19,895,534	20,386,213

	WELLS FARGO BANK
	Collective Trust Fund:

	Stable Value Fund	17,985,064	19,722,021

*	XTO ENERGY INC.
	Common Stock	168,485,160	369,693,497

*	CROSS TIMBERS ROYALTY TRUST
	Units of Beneficial Interest	12,910,973	13,587,284

*	HUGOTON ROYALTY TRUST
	Units of Beneficial Interest	6,455,404	4,772,247

	TOTAL INVESTMENTS	303,266,043	510,173,910

• Participant Loans (4.25% to 9.50% interest rate; maturities from June 2010 to June 2020)		—	6,509,062

	TOTAL ASSETS HELD AT END OF YEAR	$303,266,043	$516,682,972

Column (a) - an asterisk (*) in column (a) indicates that the person/entity in column (b) is known to be a party-in-interest.

Columns (b) and (c) include maturity date, interest rate, collateral, par or maturity value, if applicable.

This supplemental schedule lists assets as of December 31, 2009, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XTO ENERGY INC. EMPLOYEES’ 401(k) PLAN

	By:	XTO Energy Inc.
Plan Administrator

Date: June 21, 2010	By:	/S/ KEITH A. HUTTON
Keith A. Hutton
Chief Executive Officer